SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SoundBite Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

836091108
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836091108	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 866,824
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 866,824
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 836091108	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Emancipation Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 866,824
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 866,824
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 836091108	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 866,824
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 866,824
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 836091108	13G/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 866,824
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 866,824
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 836091108	13G/A	Page 6 of 7 Pages

This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13G filed on October 22, 2009 as amended by Amendment No. 1 filed on February 12, 2010, Amendment No. 2 filed on January 21, 2011 and Amendment No. 3 filed on March 1, 2012 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of SoundBite Communications, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: As of the filing date, each Reporting Person may be deemed the beneficial owner of 866,824 shares of Common Stock.

	(b)	Percent of class: Approximately 5.3% as of the filing date, based on the Company's Quarterly Report on Form 10-Q filed on November 9, 2012, there were 16,368,815 shares of Common Stock issued and outstanding as of October 31, 2012.

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 866,824 shares of Common Stock
		(iii)	sole power to dispose or to direct the disposition: 0
		(iv)	shared power to dispose or to direct the disposition: 866,824 shares of Common Stock

CUSIP No. 836091108	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 18, 2013

EMANCIPATION CAPITAL, LP
By:	Emancipation Capital, LLC, its general partner

/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.

/s/ Charles Frumberg
Name: Charles Frumberg
Title: Director

EMANCIPATION CAPITAL, LLC

/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

/s/ Charles Frumberg
CHARLES FRUMBERG